SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2012
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F                    Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR FISCAL 2012

DOCUMENT 1

March 29, 2012
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH QUARTER RESULTS FOR FISCAL 2012

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported fourth quarter results for the three months and fiscal year ended March 3, 2012 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:

•	$2.1 billion in cash, cash equivalents, short-term and long-term investments at the end of the quarter, which increased by $610 million in the quarter
•	Cash flow from operations of approximately $1.1 billion, up from $900 million in Q3
•	Revenue of $4.2 billion, down 19% from the third quarter
•	GAAP net loss in Q4 of $125 million or $0.24 per share diluted; adjusted net income of $418 million or $0.80 per share diluted
•	BlackBerry smartphone shipments of 11.1 million in Q4, down 21% from Q3
•	RIM to discontinue providing specific quantitative guidance
•	RIM provides update on organizational changes

Q4 Results:
Revenue for the fourth quarter of fiscal 2012 was $4.2 billion, down 19% from $5.2 billion in the previous quarter and down 25% from $5.6 billion in the same quarter of fiscal 2011.  The revenue breakdown for the quarter was approximately 68% for hardware, 27% for service and 5% for software and other revenue.  During the quarter, RIM shipped approximately 11.1 million BlackBerry smartphones and over 500,000 BlackBerry PlayBook tablets.

“I have assessed many aspects of RIM’s business during my first 10 weeks as CEO.  I have confirmed that the Company has substantial strengths that can be further leveraged to improve our financial performance, including RIM’s global network infrastructure, a strong enterprise offering and a large and growing base of more than 77 million subscribers. I’m very excited about the prospects for the BlackBerry 10 platform, which is on track for the latter part of 2012. Notwithstanding these strengths and opportunities, the business challenges we face over the next several quarters are significant and I am taking the necessary steps to address them,” said Thorsten Heins, President & CEO of Research In Motion.  “In addition to delivering the BlackBerry 10 platform and refocusing resources on RIM’s key opportunities, such as BlackBerry Mobile Fusion and new integrated service offerings, we will also drive greater operational performance through a variety of initiatives including increased management accountability and process discipline.  In parallel, we are undertaking a comprehensive review of strategic opportunities including partnerships and joint ventures, licensing, and other ways to leverage RIM’s assets and maximize value for our stakeholders.”

The Company’s GAAP net loss for the fourth quarter of fiscal 2012 was $125 million, or $0.24 per share diluted, compared with GAAP net income of $265 million, or $0.51 per share diluted, in the prior quarter and GAAP net income of $934 million, or $1.78 per share diluted, in the same quarter of fiscal 2011.  Adjusted net income for the fourth quarter was $418 million, or $0.80 per share diluted. Adjusted net income and adjusted diluted earnings per share for the fourth quarter exclude the impact of pre-tax charges of $355 million which are predominantly non-cash ($346 million after tax) for the impairment of goodwill and $267 million ($197 million after-tax) for an inventory provision taken primarily on certain BlackBerry7 products.    These charges and their related impacts on GAAP net income and diluted earnings per share are summarized in the tables below.

Reconciliation of GAAP gross margin, gross margin percentage, net income and diluted EPS to adjusted gross margin, gross margin percentage, net income and diluted EPS:
(United States dollars, in millions except per share data)

	For the quarter ended March 3, 2012
	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Net Income or (Loss)	Diluted EPS
As reported	$1,401	33.4%	$(125)	(0.24)

Adjustments:
Impairment of Goodwill(2)	-	-	346	0.66
Inventory Provision(3)	267	6.4%	197	0.38

Adjusted	$1,668	39.8%	$418	$0.80

Note: Adjusted gross margin, adjusted net income and adjusted diluted earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted gross margin, adjusted gross margin percentage, adjusted net income and adjusted diluted earnings per share enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of RIM’s GAAP results.

(1)
During the fourth quarter of fiscal 2012, the Company reported GAAP gross margin of $1.4 billion or 33.4% of revenue. Excluding the impact of charges primarily related to inventory valuation of certain BlackBerry 7 products, the adjusted gross margin was $1.7 billion, or 39.8% of revenue.

(2)
Subsequent to the fourth quarter of fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a non-cash pre-tax goodwill impairment charge of $355 million, $346 million after tax.

(3)
During the fourth quarter of fiscal 2012, the Company recorded a pre-tax provision of approximately $267 million, $197 million after tax, which was mostly non-cash, primarily related to its inventory valuation of certain BlackBerry 7 products.

The total of cash, cash equivalents, short-term and long-term investments was $2.1 billion as of March 3, 2012, compared to $1.5 billion at the end of the previous quarter, an increase of approximately $610 million from the prior quarter. Cash flow from operations in Q4 was approximately $1.1 billion, up from $900 million in Q3.  Uses of cash included intangible asset additions of approximately $260 million and capital expenditures of approximately $190 million.

Fiscal 2012 Results

Revenue for the fiscal year ended March 3, 2012 was $18.4 billion, down 7% from $19.9 billion in fiscal 2011. The Company’s GAAP net income for fiscal 2012 was $1.2 billion, or $2.22 per share diluted, compared with GAAP net income of $3.4 billion, or $6.34 per share diluted in fiscal 2011. Adjusted net income for fiscal 2012 was $2.2 billion, or $4.20 per share diluted. Adjusted net income and adjusted diluted earnings per share for fiscal 2012 exclude the adjustments described above as well as the impact of pre-tax charges of $54 million ($40 million after tax) to revenue related to the service interruption experienced in the third quarter, $485 million ($356 million after tax) for the PlayBook inventory provision taken in the third quarter and $125 million ($97 million after tax) for the Company’s cost optimization program that was implemented in the second quarter of fiscal 2012. These charges and their related impacts on GAAP net income and diluted earnings per share are summarized in the tables below.

Reconciliation of GAAP revenue, gross margin, gross margin percentage, net income and diluted EPS to adjusted revenue, gross margin, gross margin percentage, net income, and diluted EPS:
(United States dollars, in millions except per share data)

	For the year ended March 3, 2012
	Revenue (before taxes)	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Net Income	Diluted EPS (net of income tax)
As reported	$18,435	$6,579	35.7%	$1,164	$2.22

Adjustments:
PlayBook Inventory Provision(2)	-	485	2.6%	356	0.68
Cost Optimization Program(3)	-	14	-	96	0.18
Q3 Service Interruption(4)	54	54	0.3%	40	0.08
Impairment of Goodwill(5)	-	-	-	346	0.66
Inventory Provision(6)	19	267	1.4%	197	0.38

Adjusted	$18,508	$7,399	40.0%	$2,199	$4.20

Note: Adjusted revenue, adjusted gross margin, adjusted net income and adjusted diluted earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted gross margin, adjusted net income and adjusted diluted earnings per share enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of RIM’s GAAP results.

(1)
During fiscal 2012, the Company reported GAAP gross margin of $6.6 billion, or 35.7% of revenue. Excluding the impact of charges related to the PlayBook Inventory Provision, the Cost Optimization Program, the Q3 Service Interruption and the Inventory Provision, the adjusted gross margin was $7.4 billion, or 40.0% of revenue.

(2)
During fiscal 2012, the Company recorded a pre-tax provision of approximately $485 million, $356 million after tax, related to its inventory valuation of BlackBerry PlayBook tablets. The charge was predominantly non-cash.

(3)
Cost of sales, research and development, and selling, marketing and administration expenses in fiscal 2012 included approximately $11 million, $18 million, and $67 million, respectively, in after-tax charges related to the cost optimization program to streamline operations across the Company.

(4)
During fiscal 2012, the Company experienced a service interruption which resulted in the loss of service revenue and the payment of service credits totally approximately $54 million, approximately $40 million after tax, related to the interruption in the availability of the Company’s network.

(5)
Subsequent to fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a non-cash pre-tax goodwill impairment charge of approximately $355 million, approximately $346 after tax.

(6)
In the fourth quarter of fiscal 2012, the Company recorded a pre-tax provision of approximately $267 million, $197 million after tax, which was mostly non-cash, primarily related to its inventory valuation of certain BlackBerry 7 products.

Change to Guidance Practices and  Outlook:

The company expects continued pressure on revenue and earnings throughout fiscal 2013. Due to a desire to focus on long term value creation and the current business environment, RIM will no longer provide specific quantitative guidance.  Some of the factors contributing to this include, ongoing weakness in the Company’s U.S. smartphone business, an increased focus on selling BlackBerry 7 smartphones to grow the subscriber base in advance of the BlackBerry 10 launch, increasing competitive pressure in the Company’s international markets and the introduction of certain new lower tier service pricing initiatives and a higher mix of sales coming from entry level products.

Organizational and Board of Directors Update:

Jim Balsillie, former Co-CEO of the Company, has resigned as a Director on the Company’s Board.

“As I complete my retirement from RIM, I'm grateful for this remarkable experience and for the opportunity to have worked with outstanding professionals who helped turn a Canadian idea into a global success,” said Jim Balsillie.

“On behalf of the Board and everyone at RIM, I would like to thank Jim for his 20 years of service to RIM,” said Barb Stymiest, Chair of RIM’s Board of Directors. “His energy, drive and enthusiasm helped build one of the most successful technology companies of our time.”

In addition, David Yach will be retiring from his role as CTO, Software after 13 years with the Company and Jim Rowan, COO, Global Manufacturing and Supply Chain will be leaving the Company to pursue other interests.  The Company is currently undertaking a search to hire a single COO with responsibilities to run the Company’s operations.

“RIM would like to thank David Yach and Jim Rowan for their years of service and many contributions to RIM,” said Thorsten Heins, President and CEO. “We wish them well in their future pursuits.”

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, March 29, 2012, which can be accessed by dialing 1-800-814-4859 (North America), (+1)416-644-3414 (outside North America) or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering passcode 4466496#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, April 12, 2012.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Tenille Kennedy RIM Corporate Communications (519) 888-7465 x73684 tkennedy@rim.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to RIM’s plans, strategies and objectives, statements relating to RIM’s ability to leverage its business strengths, the anticipated timing of the launch of RIM’s BlackBerry 10 platform, statements regarding the challenges RIM faces, opportunities and initiatives that RIM intends to consider or pursue, statements regarding RIM’s guidance practices in the future, and the Company’s expectations regarding revenue and earnings in fiscal 2012.  The terms and phrases “discontinue”, “can”, “leverage”, “offering”, “challenges”, “plan”, “next several quarters”, “take”, “on track”, “refocus”, “opportunities”, “drive”, “initiatives”, “undertaking”, “maximize”, “outlook”, “will”, “ongoing”, “expects” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy and prospects, and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, such as the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, and strategic alliances or transactions within the wireless communications industry; risks relating to RIM’s ability to maintain or grow its services revenue; RIM’s reliance on carrier partners and distributors; security risks and risks related to the collection, storage, transmission, use and disclosure of user and personal information; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service disruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its Be Bold Excellence program (formerly referred to as the CORE program); RIM’s ability to maintain or increase its cash balance; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; RIM’s ability to attract and retain key personnel; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; potential defects in RIM’s products; RIM’s ability to manage its past growth and its ongoing development of service and support operations; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	Three months ended			For the year ended
	March 3, 2012	November 26, 2011	February 26, 2011	March 3, 2012	February 26, 2011

Revenue	$4,190	$5,169	$5,556	$18,435	$19,907
Cost of sales	2,789	3,759	3,103	11,856	11,082
Gross margin	1,401	1,410	2,453	6,579	8,825

Gross margin %	33.4%	27.3%	44.2%	35.7%	44.3%

Operating expenses
Research and development	386	369	383	1,559	1,351
Selling, marketing and administration	650	567	705	2,604	2,400
Amortization	152	146	125	571	438
Impairment of goodwill	355	-	-	355	-
	1,543	1,082	1,213	5,089	4,189

Income (Loss) from operations	(142)	328	1,240	1,490	4,636

Investment income, net	5	2	3	21	8

Income (Loss) before income taxes	(137)	330	1,243	1,511	4,644

Provision for (recovery of) income taxes	(12)	65	309	347	1,233

Net income (loss)	$(125)	$265	$934	$1,164	$3,411

Earnings (loss) per share
Basic	$(0.24)	$0.51	$1.79	$2.22	$6.36
Diluted	$(0.24)	$0.51	$1.78	$2.22	$6.34

Weighted-average number of common shares outstanding (000’s)
Basic	524,160	524,139	522,764	524,101	535,986
Diluted	524,160	524,139	524,334	524,190	538,330

Total common shares outstanding (000's)	524,160	524,160	523,869	524,160	523,869

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	March 3, 2012	February 26, 2011

Assets
Current
Cash and cash equivalents	$1,527	$1,791
Short-term investments	247	330
Accounts receivable, net	3,062	3,955
Other receivables	496	324
Inventories	1,027	618
Income taxes receivable	135	-
Other current assets	365	241
Deferred income tax asset	197	229
	7,056	7,488

Long-term investments	337	577
Property, plant and equipment, net	2,748	2,504
Goodwill	304	508
Intangible assets, net	3,286	1,798
	$13,731	$12,875

Liabilities
Current
Accounts payable	$744	$832
Accrued liabilities	2,382	2,511
Income taxes payable	-	179
Deferred revenue	263	108
	3,389	3,630

Deferred income tax liability	232	276
Income taxes payable	10	31
	3,631	3,937

Shareholders’ Equity
Capital stock and additional paid-in capital	2,446	2,359
Treasury stock	(299)	(160)
Retained earnings	7,913	6,749
Accumulated other comprehensive income (loss)	40	(10)
	10,100	8,938
	$13,731	$12,875

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the year ended
	March 3, 2012	February 26, 2011

Cash flows from operating activities
Net income	$1,164	$3,411

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	1,523	927
Deferred income taxes	(5)	92
Income taxes payable	(21)	2
Stock-based compensation	97	72
Impairment of goodwill	355	-
Other	9	1
Net changes in working capital items	(210)	(496)
Net cash provided by operating activities	2,912	4,009

Cash flows from investing activities
Acquisition of long-term investments	(355)	(784)
Proceeds on sale or maturity of long-term investments	376	893
Acquisition of property, plant and equipment	(902)	(1,039)
Acquisition of intangible assets	(2,217)	(557)
Business acquisitions, net of cash acquired	(226)	(494)
Acquisition of short-term investments	(250)	(503)
Proceeds on sale or maturity of short-term investments	550	786
Net cash used in investing activities	(3,024)	(1,698)

Cash flows from financing activities
Issuance of common shares	9	67
Tax deficiencies related to stock-based compensation	(2)	(1)
Purchase of treasury stock	(156)	(76)
Common shares repurchased	-	(2,077)
Net cash used in financing activities	(149)	(2,087)
Effect of foreign exchange gain (loss) on cash and cash
equivalents	(3)	16

Net increase (decrease) in cash and cash equivalents for the period	(264)	240
Cash and cash equivalents, beginning of period	1,791	1,551
Cash and cash equivalents, end of period	$1,527	$1,791

As at	March 3, 2012	November 26, 2011

Cash and cash equivalents	$1,527	$1,123
Short-term investments	247	184
Long-term investments	337	195
	$2,111	$1,502

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 30, 2012	By:	/s/ Brian Bidulka
Name: Brian Bidulka Title: Chief Financial Officer